June 1, 2009

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Maryse Mills-Apenteng

Re:	Sun Microsystems, Inc.
Preliminary Merger Proxy Statement filed on Schedule 14A
Filed May 12, 2009
File No. 000-15086

Dear Ms. Mills-Apenteng:

At the request of Sun Microsystems, Inc. (the “Company”), we are submitting the following responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we received from you orally in our telephone conversation on May 29, 2009, relating to the Company’s Preliminary Proxy Statement filed on Schedule 14A on May 12, 2009 (File No. 000-15086) (the “Proxy Statement”).

In that conversation, you requested that the Company provide disclosure regarding the amount of the fees payable to Credit Suisse as financial advisor to the Company in the proposed merger, as well as the portion of the fee contingent upon consummation of the merger. In response, we will revise the disclosure on pages 9 and 31 of the Proxy Statement to disclose the aggregate fee payable to the Company’s financial advisor in connection with the merger, as well as the portion of such fee that is contingent upon consummation of the merger. We have enclosed pages 9 and 31, as revised, for your review.

Also in our conversation, you indicated that the Staff believes it would be appropriate to include cautionary disclosure relating to the fact that a significant portion of Credit Suisse’s fee is contingent upon the consummation of the merger. In response, we respectfully disagree with this comment and do not believe that such additional disclosure is necessary or appropriate. Our reasons for not adding the additional disclosure requested by the Staff include:

Ms. Mills-Apenteng

Securities and Exchange Commission

June 1, 2009

•	A review of the proxy statements for the largest M&A transactions in 2008 indicates that disclosure of cautionary language regarding contingent fees is not customary.

•	In response to objections by issuers, the Staff has not insisted on disclosure responsive to similar comments:

•	Staff comments and issuer responses in connection with the Sirius/XM Satellite transaction are available at:

http://sec.gov/Archives/edgar/data/908937/000095012307012173/filename11.htm

http://sec.gov/Archives/edgar/data/908937/000095012307012646/filename13.htm

http://sec.gov/Archives/edgar/data/908937/000095012307013261/filename20.htm

Ultimately resulting in the following comment and response:

Risk Factors, page 16

We note your statement in response to our prior comment four that neither company believes that the transaction’s contingency fee arrangements raise potential risk factor disclosure issues relating to the independence and quality of their respective financial advisor’s recommendation. Please disclose whether either Board considered the issue at all and, if so, why they concluded that the contingency fee arrangements do not compromise the independence and quality of their respective financial advisor’s recommendation.

In response to the Staff’s comment, the disclosure on pages 35 and 42 has been revised to reflect that each of the SIRIUS Board of Directors and the XM Board of Directors reviewed the material terms of the engagement letters of their respective financial advisors, including the contingent fee structure which was considered to be customary and appropriate for this type of transaction.

Please note, if requested by the Staff, the Company would consider including similar disclosure on page 8 of the Proxy Statement under the caption “THE MERGER—Reasons for the Merger; Recommendation of Sun’s Board of Directors” to indicate that the Company’s Board reviewed the material terms of the Credit Suisse engagement letter, including the contingent fee structure which it considered to be customary and appropriate for this type of transaction.

Ms. Mills-Apenteng

Securities and Exchange Commission

June 1, 2009

•	See also Staff comments and issuer responses in connection with the Host Marriott/Starwood transaction, available at:

http://www.sec.gov/Archives/edgar/data/1070750/000119312506008024/filename15.htm

http://www.sec.gov/Archives/edgar/data/1070750/000119312506021852/filename15.htm

Ultimately, no risk factor type disclosure was required. See

http://www.sec.gov/Archives/edgar/data/1070750/000119312506042989/ds4a.htm#rom67296_25

As noted in the Host Marriott/Starwood correspondence with the Staff:

•	a contingent fee arrangement between a company and its financial advisor is customary for transactions of this nature;

•

the Proxy Statement fully responds to the requirements of Item 1015(b)(4) of Regulation M-A to describe “any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship . . ;”

•

the requested disclosure reflects a conclusion (i.e., that the contingent nature of the financial advisor’s fee constitutes a conflict of interest) and we believe that it is sufficient to disclose the factual information regarding the amount and structure of the fee from which recipients of the Proxy Statement may reach their own conclusion; and

•

the Delaware Court of Chancery has considered contingent fee arrangements and expressed doubt that a large investment bank with “serious reputational interests at stake” would advise its client in such a manner as to maximize its fee. See In re Toys “R” Us, Inc. Shareholder Litig., 877 A.2d 975, 1005 (Del. Ch. 2005) (holding that there was no basis to conclude that the potential fees to be paid to a financial advisor influenced its advice to the Toys “R” Us board of directors).

Ms. Mills-Apenteng

Securities and Exchange Commission

June 1, 2009

Based upon the foregoing, the Company does not believe that additional disclosure is necessary or appropriate. If the Staff continues to believe that such disclosure is necessary, we respectfully request the opportunity to discuss with you at your earliest convenience.

Lastly, as discussed with you today, disclosure of the financial projections prepared by the Company’s management and used by Credit Suisse in connection with its fairness opinion for inclusion in the Proxy Statement would be appropriate. We expect to include this additional disclosure in the next amendment to the Proxy Statement, as we discussed.

*****

Please do not hesitate to telephone me at (650) 849-3421 with any questions regarding our responses to your comments.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Todd Cleary
Todd Cleary

cc:	Michael A. Dillon, Sun Microsystems, Inc.
Craig Norris, Sun Microsystems, Inc.
Dorian Daley, Oracle Corporation
Brady Mickelsen, Oracle Corporation
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, Professional Corporation
John M. Newell, Latham & Watkins LLP
Kevin Miller, Alston + Bird, LLP

Enclosures

Voting Agreements (Page 38)

In connection with the transactions contemplated by the merger agreement, Mr. Jonathan I. Schwartz, our President and Chief Executive Officer and a member of our board of directors, and Mr. Scott G. McNealy, the chairman of our board of directors, who beneficially owned, as of the record date, approximately [—]% and [—]%, respectively, of the total outstanding shares of Sun common stock, have each entered into a voting agreement with Oracle, to, among other things, vote their respective shares of Sun common stock in favor of the merger, unless the merger agreement has been terminated.

Opinion of Sun’s Financial Advisor (Page 27)

On April 18, 2009, Credit Suisse Securities (USA) LLC (which we refer to as Credit Suisse) rendered its oral opinion to the Sun board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of April 18, 2009, the $9.50 in cash per share of Sun common stock to be received by the holders of shares of Sun’s common stock in the merger was fair, from a financial point of view, to such stockholders.

Pursuant to an engagement letter dated January 29, 2009, Sun retained Credit Suisse as its financial advisor in connection with, among other things, the proposed merger. Under the terms of the engagement letter, Credit Suisse will receive an aggregate fee currently estimated to be approximately $[32.6 million], of which $3 million became payable upon delivery of its opinion and approximately $[29.6 million] is contingent upon the consummation of the merger. In addition, Sun has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to its engagement and to reimburse Credit Suisse for its expenses arising out of or relating to the engagement.

Credit Suisse’s opinion was directed to the Sun board of directors and only addressed the fairness from a financial point of view of the $9.50 in cash per share of Sun common stock to be received by the holders of Sun common stock in the merger, and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and they do not constitute, advice or a recommendation to any holder of Sun common stock as to how such holder should vote or act with respect to any matter relating to the merger.

Treatment of Options and Other Awards (Page 41)

Stock Options. Except as described below, each option to purchase shares of Sun common stock that is outstanding immediately prior to the effective time of the merger will be automatically converted into an option to acquire, on substantially identical terms and conditions applicable to such Sun stock option immediately prior to the merger, a number of shares of Oracle common stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Sun common stock subject to the option and (y) a fraction (which we refer to as the “equity award exchange ratio”), the numerator of which is $9.50 and the denominator of which is the average closing price of Oracle common stock over the five trading days immediately preceding (but not including) the effective time of the merger.

The exercise price for assumed options will equal the per share exercise price for the shares of Sun common stock divided by the equity award exchange ratio (rounded upwards to the nearest whole cent).

Unless Oracle determines otherwise, options held by persons who are not employees of, or consultants to, Sun, or one of its subsidiaries, immediately prior to the effective time of the merger will not be assumed. The

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Credit Suisse applied multiple ranges based on the selected companies analysis to corresponding financial data for Sun both on a sum-of-the-parts-basis (focusing on Sun’s hardware and software businesses as per discussions with and guidance from Sun’s management) and on a consolidated basis based on Sun’s management forecasts. The selected companies analyses indicated an implied reference range value per share of Sun’s common stock of (i) $8.04 to $10.32 on a sum-of-the-parts basis (comprised of implied reference range values per share of Sun’s common stock of $4.00 to $5.36 for Sun’s software business and $2.37 to $3.29 for Sun’s hardware business, plus $1.67 per share of Sun’s common stock for Sun’s net cash), and (ii) $3.07 to $6.45 on a consolidated basis, as compared to the merger consideration in the proposed merger of $9.50 per share of Sun’s common stock.

Discounted Cash Flow Analysis

Credit Suisse also calculated the net present value of the Sun’s free cash flows using Sun’s management forecasts, as adjusted to include the projected impact of the expected Microsoft/Google Java contracts beginning in the 4th fiscal quarter of 2009. Credit Suisse performed the discounted cash flow analyses both on a sum-of-the-parts-basis (focusing on Sun’s hardware and software businesses as per discussions with and guidance from Sun’s management) and on a consolidated basis based on Sun’s management. In performing this analysis, Credit Suisse applied discount rates ranging from 10.50% to 13.00% based on Sun’s estimated weighted average cost of capital. Credit Suisse applied terminal value multiples of 2014E NOPAT ranging from 8.0x to 10.0x for Sun’s hardware business, 11.0x to 15.0x for Sun’s software business , and 10.0x to 12.0x for Sun on a consolidated basis. The discounted cash flow analyses indicated an implied reference range value per share of Sun’s common stock of (i) $8.12 to $10.10 on a sum-of-the-parts basis (comprised of implied reference range values per share of Sun’s common stock of $4.80 to $6.43 for Sun’s software business and $1.64 to $2.00 for Sun’s hardware business, plus $1.67 for Sun’s net cash), and (ii) $8.06 to $9.41 on a consolidated basis, as compared to the merger consideration in the proposed merger of $9.50 per share of company common stock.

Other Considerations

Credit Suisse also calculated the premiums paid in selected technology transactions since January 1, 2007 and January 1, 2003 to the closing price of the target company’s common stock four weeks and one day prior to the announcement of the technology transactions. The four week premiums had a mean and median of 34.7% and 32.5%, respectively, since 2007 and 35.4% and 28.3%, respectively, since 2003 while the one day premiums had a mean and median of 30.9% and 24.6%, respectively, since 2007 and 28.3% and 20.9%, respectively, since 2003. Credit Suisse noted that the merger consideration of $9.50 per share to be received by our stockholders in the proposed merger reflected a 42% premium to the closing price per share of Sun common stock on April 17, 2009; a 91% premium to the closing price per share of Sun common stock on March 17, 2009, the last trading day prior to the publication of rumors regarding a possible business combination involving Sun; and a 114%, 98% and 126% premium to the 10-day, 30-day and 90-day average closing price per share of Sun common stock preceding March 17, 2009, respectively. Credit Suisse also observed that the merger consideration of $9.50 per share to be received by our stockholders implied an aggregate transaction value that reflected a 137% premium to the adjusted fully diluted enterprise value of Sun as of March 17, 2009.

Other Matters

Pursuant to an engagement letter dated January 29, 2009, Sun retained Credit Suisse as its financial advisor in connection with, among other things, the proposed merger. Under the terms of the engagement letter, Credit Suisse will receive an aggregate fee currently estimated to be approximately $[32.6 million], of which $3 million became payable upon delivery of its opinion and approximately $[29.6 million] is contingent upon the consummation of the merger. In addition, Sun has agreed to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or relating to its engagement and to reimburse Credit Suisse for its expenses arising out of or relating to the engagement.

Credit Suisse and its affiliates have in the past provided and are currently providing investment banking and other financial services to Sun and its affiliates, for which Credit Suisse and its affiliates have received, and

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